NEWS RELEASE

Canarc to Acquire Oro Silver and its El Compas Gold-Silver Mining Project in Zacatecas, Mexico from Marlin Gold

Vancouver, Canada – July 6, 2015 – Canarc Resource Corp. (“Canarc”) (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces the signing of a letter of intent (“LOI”) with Marlin Gold Mining Ltd. (“Marlin”) (TSX.V: MLN) whereby Canarc may acquire 100% of the shares in Marlin’s wholly owned subsidiary company, Oro Silver Resources Ltd. (“Oro Silver”), which owns the fully permitted El Compas Gold-Silver Mine Project (“El Compas”) in Zacatecas, Mexico (the “Transaction”).

El Compas Gold-Silver Mine Project Highlights

The El Compas property is a fully permitted gold-silver mine project located in the heart of one of the world's most prolific silver mining districts, Zacatecas, Mexico, with excellent road access and infrastructure with readily available water, power and skilled labour. Comprised of 23 concessions totalling 2,900 hectares, El Compas is host to a number of gold bearing veins mined underground on a small scale by a private Mexican company in the past. A total of 86 drill holes were completed between 2005-2010 to confirm high-grade gold and silver mineralization within at least two of the vein structures (El Compas and El Orito).

Although exploration efforts to date focused on the gold bearing vein system near surface, significant potential exists for additional mineralization at depth in the El Compas and El Orito veins, and near surface in several other prospective veins hosted within the Mesozoic volcanic rocks typical of the district. SRK Consulting compiled the results of previous exploration work into a NI 43-101 resource estimate report for Marlin dated January 30, 2011, which is summarized below.

NI 43-101 Resource (2 g/t cut-off grade)[1] [2]

Indicated: 524,000 tonnes @ 4.38 g/t gold and 65.53 g/t silver (5.42 g/t gold equivalent)

Inferred: 419,1000 tonnes @ 3.98 g/t gold and 47.57 g/t silver (4.74 g/t gold equivalent)

[1] Gold equivalent at a gold: silver ratio of 63:1. Further information available at: http://www.marlingold.com/i/pdf/El_Compas_43-101_Jan3011_small.pdf

[2] The El Compas Report uses inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that the results predicted by this Report will be realized. The mineral resources estimate could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

Canarc considers these resources to be historical, it has not independently verified these resources, and therefore they should not be relied upon.

The Proposed Transaction

The Letter of Intent anticipates that Canarc would acquire a 100% interest in Marlin’s wholly owned subsidiary Oro Silver (“Oro Silver”). Oro Silver owns 100% of El Compas. Based on a definitive agreement, Canarc will issue Marlin a total of 19 million Canarc shares in exchange of 100% interest in Oro Silver.

Additionally, on each of the first three anniversaries of the definitive agreement, 55 troy ounces of gold (or the US dollar equivalent) will be paid by Canarc to Marlin, or any of its subsidiaries.

Certain mineral concessions named Altiplano come with a 3% NSR royalty and a buy back option. Marlin will retain the Altiplano royalty buy back option and will receive a 1.5% NSR on all Non-Altiplano claims (the “Non-Altiplano NSR”) that currently have no royalty associated with them.

Closing of the definitive agreement will be contingent on Canarc raising equity financing of approximately CAD$750,000 by way of private placement. Marlin will place a lead order of CAD$100,000 for this financing.

Marlin has granted Canarc exclusivity (the “Exclusivity Period”) to September 30, 2015 in order to complete its due diligence, an NI 43-101 report, the proposed financing and negotiations for a definitive agreement with respect to the Transaction. Following the completion of the Transaction, Marlin will have the right to nominate one person to Canarc board of directors.

The definitive agreement will include customary provisions and deal protections, including receipt of all necessary consents and approvals, including all board of directors, required stock exchange and shareholder approvals if necessary.

Bradford Cooke, Chairman and Founder of Canarc, commented: “Today’s announcement marks an important step forward for Canarc in that the El Compass property is an advanced stage mining project fully permitted for mining. Appropriate plant and tailings sites on the property were part of the permitting process. Oro Silver represents a great opportunity for Canarc to take advantage of our extensive management and board operating experience to build and operate a high grade mine in Mexico."

Mr. Catalin Chiloflischi, CEO of Canarc, stated: “The proposed acquisition of a fully permitted mining project located in one of the world’s most prolific gold-silver districs, provides Canarc a great opportunity to transition into a successful producing gold-silver mining company.

Transaction Rationale for Canarc

•	Adds a second advanced mining asset to Canarc’s property portfolio
•	Potential for Canarc to build and operate a high grade gold-silver mine and transition into a producer over the near term;

•	Diversifies our asset base while maintaining the focus on gold and silver
•	Leverages Canarc’s in-house mine operating experience
•	Near term cash flow will help facilitate future growth;
•	Potential to increase Canarc’s total gold equivalent resources with additional drilling

Canarc plans to complete a more detailed assessment of the El Compas reserves and resources, mine operations and plan, and future economic performance in order to develop its own long term growth plan, including capital and operating costs, and exploration programs and budgets.

The aforementioned transaction is subject to regulatory approval.

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

Qualified Person – Garry Biles, P. Eng., President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company currently has a partner earning up to a 51% interest in its main asset, the 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia by advancing it to the feasibility stage. Canarc is also focused on exploring its Windfall Hills gold properties in central BC and is actively seeking to acquire an operating or pre-production gold mine in the Americas.

About Marlin Gold Ltd. - Marlin is a TSX-V publicly-listed company with properties located in Sinaloa and Zacatecas, Mexico and Arizona, U.S.A. Marlin's priority is to advance its properties toward commercial production and enhance shareholder value through financial optimization, namely through the growth of its wholly-owned subsidiary, Sailfish Royalty Corp.

For More Information - Please contact:

Canarc Resource Corp

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Marlin Gold Mining Ltd.

Akiba Leisman, Executive Chairman

Telephone: 203-862-7059

E-mail: aleisman@marlingold.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the potential Transaction, the completion of a private placement, the benefits of the potential Transaction, the merits of the mineral properties of Canarc and Marlin, the future performance of Canarc and Marlin, mineral resource estimates and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the Company's ability to negotiate a definitive agreement with Marlin and complete the Transaction, the Company's ability to complete a private placement, uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Forward-looking statements are based on assumptions that the Company believes to be reasonable, including expectations regarding the ability of the Company to negotiate a definitive agreement with Marlin and complete the Transaction, the ability of the Company to complete a private placement, the merits of the mineral properties of the Company and Marlin, the accuracy of the mineral resource estimates of the Company and Marlin, mineral exploration and development costs; expected trends in mineral prices and currency exchange rates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties.